Exhibit 99.1

Alcon Announces New Share Repurchase Program

HUENENBERG, Switzerland – December 5, 2007 -– Alcon, Inc. (NYSE:ACL) announced today that its board of directors approved a new share repurchase program that allows for the purchase of up to $1.1 billion of shares of outstanding common stock targeted over a twelve month period. Board members approved the new repurchase program at a meeting held today in Zurich, Switzerland.

The $1.1 billion share repurchase program provides for a pro-rata purchase of shares from the company’s majority shareholder, Nestle, S.A. Specifically, the company will purchase three shares from Nestle for every share acquired by the company in the market pursuant to this new repurchase program. The price paid for shares purchased from Nestle will equal the volume-weighted average price of Rule 10b-18 eligible market transactions. Shares may be purchased at times and in amounts determined by management based on its evaluation of market conditions and other business factors. The company plans to finance the purchases with excess cash and investments on hand and with funds generated from operations.

“The increased authorization for share repurchases and the pro-rata participation by Nestlé in the new program together allow Alcon to improve its capital structure without materially reducing its public float,” said Richard Croarkin, Alcon’s senior vice president of finance and administration.

This new program is in addition to the company’s existing repurchase program, under which, as of December 5, 2007, the company has remaining authorization to repurchase up to 2.8 million shares. It is anticipated that the new repurchase program will commence in the first quarter of 2008.

About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of approximately $4.9 billion in 2006. The company, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton

Alcon Investor Relations

817-551-8974

doug.machatton@alconlabs.com

www.alcon.com